UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Synageva BioPharma Corp. (Name of Issuer)
Common Stock (Title of Class of Securities)
87159A 103
(CUSIP Number)
Barry L. Bloom 655 Madison Avenue, 11th Floor New York, NY 10021-8043 (212) 521-2930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 2, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 87159A 103	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Andrew H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 577,463
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 577,463
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 577,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 87159A 103	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Daniel R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 597,219
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 597,219
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 597,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 87159A 103	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS James S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 597,217
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 597,217
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 597,217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 87159A 103	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Thomas J. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 537,956
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 537,956
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.                 Security and Issuer.

The title of the class of equity securities to which this statement relates is the Common Stock (the “Common Stock”) of Synageva BioPharma Corp., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 128 Spring Street, Suite 520, Lexington, Massachusetts 02421.

Item 2.                 Identity and Background.

This statement is filed jointly by Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch (the “Reporting Persons”), each of whom is a United States citizen.

The business address of Andrew H. Tisch is 667 Madison Avenue, New York, N.Y. 10065.  His present principal occupation is Chairman of the Executive Committee and member of the Office of the President of the Loews Corporation, 667 Madison Avenue, New York, N.Y. 10065.

The business address of Daniel R. Tisch is c/o TowerView LLC, 500 Park Avenue, New York, N.Y. 10022.  His present principal occupation is Managing Member of TowerView LLC (a company engaged in investment activities).

The business address of James S. Tisch is 667 Madison Avenue, New York, N.Y. 10065.  His present principal occupation is President and Chief Executive Officer and member of the Office of the President of the Loews Corporation, 667 Madison Avenue, New York, N.Y. 10065.

The business address of Thomas J. Tisch is 667 Madison Avenue, New York, N.Y. 10065.  His present principal occupation is Managing Partner of Four Partners (an investment partnership), 667 Madison Avenue, New York, N.Y. 10065.

During the five years preceding the filing of this statement, none of the Reporting Persons was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Because of family relationships among the Reporting Persons, they are filing jointly solely for informational purposes.  The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 or Rule 13d-5 thereunder or for any other purpose, and each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person.

Page 6 of 10 Pages

Item 3.                 Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Common Stock beneficially owned by them in connection with the merger between Trimeris, Inc. and the Issuer that became effective on November 2, 2011.  Prior to the merger, the Reporting Persons held shares of preferred stock and convertible notes of Synageva BioPharma Corp. acquired by them between October 2000 and March 2011.  No borrowed funds were used in connection with the acquisition of any of such shares or notes.

Item 4.                 Purpose of Transaction.

The shares of Common Stock of the Issuer to which this Schedule relates were acquired for investment purposes and not for the purpose or with the effect of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having such purpose or effect.  In the future the Reporting Persons may, from time to time, acquire additional shares of Common Stock, maintain their present ownership position or sell shares of Common Stock, depending, among other things, upon the trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer, general economic, market and industry conditions and the Reporting Persons’ overall investment objectives.

Except as set forth herein, at the present time the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Item 5.                 Interest in Securities of the Issuer.

The aggregate number and percentage of the outstanding shares of Common Stock (based upon a total of 17,490,564 shares outstanding as of November 2, 2011) beneficially owned by each of the Reporting Persons as of the date hereof were as follows:

Page 7 of 10 Pages

Name	No. of Shares	Percentage
Andrew H. Tisch	577,463	3.3
Daniel R. Tisch	597,219	3.4
James S. Tisch	597,217	3.4
Thomas J. Tisch	537,956	3.1
	2,309,855	13.2

Andrew H. Tisch has sole voting power and sole investment power with respect to 577,463 shares of Common Stock, including 314,076 shares held by him directly, 223,879 shares held by trusts of which he is the managing trustee and 39,508 shares held by a family partnership as to which he has sole voting power and sole power of disposition.

Daniel R. Tisch has sole voting power and sole investment power with respect to 597,219 shares of Common Stock, including 314,076 shares held by him directly, 223,881 shares held by trusts of which he is the managing trustee and 59,262 shares held by a family partnership as to which he has sole voting power and sole power of disposition.

James S. Tisch has sole voting power and sole investment power with respect to 597,217 shares of Common Stock, including 277,220 shares held by him directly, 260,735 shares held by trusts of which he is the managing trustee and 59,262 shares held by a family partnership as to which he has sole voting power and sole power of disposition.

Thomas J. Tisch has sole voting power and sole investment power with respect to 537,956 shares of Common Stock, including 221,935 shares held by him directly and 316,021 shares held by trusts of which he is the managing trustee.

During the sixty days preceding the filing of this statement, the only transaction in the Common Stock of the Issuer engaged in by any of the Reporting Persons was the acquisition of their shares of Common Stock as a result of the merger referred to in Item 3 above.

Item 6.                 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch are brothers.  Robyn Samuels, a director of the Issuer, is Vice President of TFMG Associates, LLC, the family office of the Reporting Persons.  The Reporting Persons have no contracts, arrangements or understandings with any person with respect to any securities of the Issuer.

Item 7.                 Material to Be Filed as Exhibits.

Agreement regarding the joint filing of this statement.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2011

       /s/ Andrew H. Tisch
Andrew H. Tisch

       /s/ Daniel R. Tisch
Daniel R. Tisch

       /s/ James S. Tisch
James S. Tisch

       /s/ Thomas J. Tisch
Thomas J. Tisch

Page 9 of 10 Pages